MEXCO ENERGY CORPORATION
P. O. BOX 10502
MIDLAND, TX 79702-7502
(432) 682-1119 PHONE	American Stock Exchange – MXC	(432) 682-1123 FAX

March 22, 2011

Via EDGAR and Facsimile No. 703- 813- 6982
Attention: Mr. Ron Winfrey, Division of Corporation Finance

Ethan Horowitz
Branch Chief
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Mexco Energy Corporation
Form 10-K/A for Fiscal Year Ended March 31, 2010
Filed January 31, 2011
Supplemental Response
Filed February 22, 2011
File No. 001-31785

Dear Mr. Horowitz:

In your letter dated March 9, 2011, you requested that we respond to your questions regarding our Form 10-K/A for Fiscal Year Ended March 31, 2010 and our response letter dated February 22, 2011 within 10 business days, or tell you when we would provide a response.  The Company respectfully requests additional time to conclude discussions internally and with third parties whose input is required before our response is finalized.  The Company expects to file all responses to and furnish all information required by the Comment Letter no later than Wednesday, April 6, 2011.

We trust this extension to the deadline is acceptable.  Please contact me at (432) 682-1119 if you have any questions or concerns regarding the foregoing.

Sincerely,

Mexco Energy Corporation

/s/ Tammy L. McComic
Tammy L. McComic
Executive Vice President & Chief Financial Officer
tmccomic@sbcglobal.net